PRESS RELEASE	OCTOBER 21, 2024

Largo Increases Quarterly V2O5 Production by 42% with 3,072 Tonnes Produced in Q3 2024; Signs Binding Term Sheet to Supply 2,100 Tonnes of V2O5 for Consideration of $23.5 Million, Leveraging Vanadium Inventories and Optimizing Sales

Q3 2024 and Other Highlights

  V2O5 production of 3,072 tonnes (6.8 million lbs1) in Q3 2024, a 42% increase over the 2,163 tonnes produced in Q3 2023 and the highest quarterly production in seven quarters

  V2O5 production of 1,002 tonnes in July, 973 tonnes in August and 1,097 tonnes in September, with September production representing the highest monthly production in two years

  Global V2O5 recovery rate3 of 81.1% in Q3 2024 vs. 76.9% in Q3 2023, a 6% increase

  Ramp up of the Company's ilmenite concentration plant continues with production of 16,383 tonnes in Q3 2024, a 90% increase over the 8,625 tonnes produced in Q2 2024

  Ilmenite concentrate sales of 19,572 tonnes in Q3 2024, a 60% increase over the 12,261 tonnes sold in Q2 2024

  V2O5 equivalent sales of 1,961 tonnes in Q3 2024 vs. 2,385 tonnes sold in Q3 2023

  Vanadium supply agreement unlocks approximately $23.5 million through the supply of 2,100 tonnes of the Company's standard grade V2O5, subject to repurchase option; Reduces vanadium inventories without impacting current, future or long-term contract vanadium sales commitments

  The average benchmark price per lb of V2O5 in Europe was $5.71 in Q3 2024, a 4% decrease from the average of $5.93 in Q2 2024 and 29% below the average of $8.03 seen in Q3 2023; Largely driven by an oversupply of vanadium in Asia and Europe; According to recent data from leading vanadium organization Vanitec, the oversupply gap is now gradually narrowing

  2024 production, sales, cost and capital expenditures guidance remain unchanged

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today reports its strongest quarterly production in seven quarters with 3,072 tonnes (6.8 million lbs1) of vanadium pentoxide ("V2O5") equivalent in Q3 2024. Ilmenite production increased 90% over Q2 2024 to 16,383 tonnes, with sales of 19,572 tonnes, representing a 60% increase over the same prior comparative quarter. While vanadium sales totaled 1,961 tonnes, the Company continues to optimize its global sales strategy, including a reduction of excess vanadium inventories while leveraging the expertise of its seasoned commercial team to unlock emerging opportunities in the vanadium and titanium sectors.

The Company is also pleased to announce that it has signed binding documentation with the Commodities business of a New York-based asset manager, with over $20 billion in assets under management (the "Buyer"), to supply 2,100 tonnes of standard grade V2O5 for consideration of approximately $23.5 million. Largo expects to deliver the material in staggered shipments between October 17, 2024, and March 31, 2025, with funds being received upon each delivery. At the option of the Buyer, who must elect the total volume no later than 90 calendar days prior to September 30, 2027, Largo is obligated to repurchase up to a maximum of 2,100 tonnes of standard grade V2O5 at a fixed price not exceeding $7.00 per lb V2O5, with delivery required by September 30, 2027.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "Operational efficiencies implemented earlier this year are now bearing fruit, as demonstrated by our highest quarterly vanadium production in seven quarters and a significant ramp-up in ilmenite output. These measures continue to strengthen our production capabilities and improve cost performance as previously disclosed in August, positioning us to further enhance our operational results going forward. Despite challenges with sales due to continued adverse conditions in the Chinese and European steel industries, our focus remains on delivering strong operational performance from the Maracás Menchen Mine to meet our set targets for the year."

He continued: "The vanadium supply agreement allows Largo to unlock approximately $23.5 million from the supply of 2,100 tonnes of its standard grade V2O5, providing the Company with additional liquidity and flexibility in the current vanadium price environment. With our operating team continuing to improve production rates in 2024, we have accumulated additional vanadium inventories that will be used for this transaction, with benefits to be realized once delivery is completed without impacting our current or future sales commitments. These factors are expected to better position us to navigate current market fluctuations while increasing our presence in the global vanadium market."

Maracás Menchen Mine Operational and Sales Results

	Q3 2024	Q2 2024	Q1 2024	Q3 2023

Total Mined – Dry Basis (tonnes)	3,815,827	3,216,930	3,243,492	4,178,185
Total Ore Mined (tonnes)	600,198	568,588	604,231	447,165
Ore Grade Mined - Effective Grade (%)[2]	0.76	0.69	0.53	0.74

Concentrate Produced (tonnes)	124,408	115,075	74,986	87,447
Grade of Concentrate (%)	2.94	2.95	2.90	2.94
Global Recovery (%)[3]	81.1	74.3	70.5	76.9

V2O5 produced (Flake + Powder) (tonnes)	3,072	2,689	1,729	2,163
V2O5 produced (equivalent pounds) [1]	6,772,593	5,928,223	3,811,788	4,768,593
Total V2O5 equivalent sold (tonnes)	1,961	1,841	2,765	2,385
Produced V2O5 equivalent sold (tonnes)	1,837	1,713	2,609	2,129
Purchased V2O5 equivalent sold (tonnes)	124	128	156	256

Ilmenite concentrate produced (tonnes)	16,383	8,625	9,563	-
Ilmenite concentrate sold (tonnes)	19,572	12,261	513	-

Q3 2024 and Other Additional Highlights

  Improved V2O5 Production in Q2 2024 Following Completion of Q1 2024 Maintenance: V2O5 equivalent production from the Maracás Menchen Mine was 3,072 tonnes in Q3 2024, a 42% increase compared to 2,163 tonnes produced in Q3 2023. Production was supported by improved operational efficiencies and higher global recoveries3, which averaged 81.1% in Q3 2024, compared to 76.9% in Q3 2023. The Company mined 600,198 tonnes of ore with an effective V2O5 grade2 of 0.76% in Q3 2024, representing a 34% increase in ore mined compared to 447,165 tonnes in Q3 2023. Total concentrate produced increased to 124,408 tonnes with an effective grade of 2.94%, compared to 87,447 tonnes produced in the same period last year. The Company remains focused on increasing mined and processed throughput in order to meet its production targets in a lower ore grade scenario, with total ore mined for the quarter reaching 3,815,827 tonnes on a dry basis.

  Reminder: 2nd Kiln Maintenance to be Conducted in Q4 2024: As previously disclosed, the Company will complete a second kiln maintenance, originally planned for Q1 2025, in Q4 2024, which is expected to result in lower production and higher unit costs during the quarter. This rescheduling is intended to mitigate the operational impacts of the rainy season, particularly during the high-precipitation months of December and January, positioning the Company to begin 2025 on solid footing and meet its annual production targets.

  Q3 2024 Sales Impacted by Lower Spot Market Demand: In Q3 2024, Largo sold 1,961 tonnes of V2O5 equivalent (which includes 124 tonnes of purchased material sold), a 18% decrease compared to 2,385 tonnes sold in Q3 2023. The reduction in vanadium sales was driven by lower spot market demand, while the Company is proceeding with efforts to reduce inventories with its vanadium supply agreement. Ilmenite concentrate sales reached 19,572 tonnes in Q3 2024, representing a 60% increase over the 12,261 tonnes sold in Q2 2024. The Company remains focused on optimizing its sales strategy to navigate near-term challenges and capitalize on future opportunities.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURE® and VPURE+® products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing of ilmenite production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products; and the timing of annual kiln maintenance and its impact on production and inventories.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine, the competitiveness of the Company's vanadium redox flow battery ("VRFB") technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to market, sell and deliver VCHARGE batteries on specification and at a competitive price; the Company's ability to successfully deploy VCHARGE batteries in foreign jurisdictions; the Company's ability to secure the required resources to build and deploy VCHARGE batteries, and the adoption of VRFB technology generally in the market; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

3 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.